

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

Kermit Harris
Chief Executive Officer
Astra Energy, Inc.
9565 Waples Street, Suite 200
San Diego, CA 92121

> **Re: Astra Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 25, 2022**
> **File No. 333-263256**

Dear Mr. Harris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2022 letter.

Form S-1/A filed April 25, 2022

Cover Page

1.  We note your response to prior comment 1 and your revisions to your prospectus cover page. However, the revised cover page disclosure regarding the securities being offered is not consistent with your fee table filed as Exhibit 107. For example, you disclose on the cover page that you are offering units, but it does not appear that you have included the units and each component of the units (shares of common stock and warrants) in the fee table. Please revise.

2.  We note your response to prior comment 2, and reissue such comment. In that regard, we note that your disclosure continues to reference the "OTC Bulletin symbol" for your common stock, and we note the references throughout your prospectus to the trading or

listing of your common stock on the "OTC Bulletin Board Pink Sheets" or the OTC Bulletin Board.  Please revise your disclosure throughout your filing to clarify the current quotation of your common stock.  In addition, please revise your cover page disclosure to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.  In that regard, it appears that you have not disclosed a fixed price for such shares, as we note your reference to a fixed price "not to exceed" $.50 per share.  Please also make corresponding changes throughout your prospectus, including in your prospectus summary.  For example, we note your disclosure on pages 5 and 26 references market prices for the resale of shares by the selling stockholders, and note your reference on page 26 that the price per share will vary according to the market for the duration of this offering.

Risk Factors
Going Concern, page 6

3.  The amounts you disclose for the accumulated deficit at November 30, 2021 here, and on page 12 under Liquidity and Capital Resources, do not agree with the amount of the accumulated deficit in your November 30, 2021 financial statements.  Please revise as appropriate.

Risk Factors, page 9

4.  We note your disclosure regarding the disruption of international business activities due to COVID-19, your disclosure that supply chain delays and certain service providers are experiencing challenges which drives up project costs, and your disclosure that the recent invasion of Ukraine has compounded these issues.  We also note your disclosure that all of the equipment required in the projects will have to be sourced abroad and the free movement of equipment and project supplies has been significantly restricted.  Please disclose whether and how your business, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

- suspend the production, purchase, sale or maintenance of certain items;
- experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials; or
- be exposed to supply chain risk in light of Russia's invasion of Ukraine and/or related geopolitical tension or have sought to "de-globalize" your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Description of Our Business, page 17

5.    We note your response to prior comment 9, and reissue such comment in part.  Please revise to disclose all material terms of the Investment License by the Uganda Investment Authority.  In that regard, we note that your prospectus does not describe the location of the project, as set forth in the license filed as Exhibit 10.13, and the term and condition that the date by which foreign capital investment shall have been invested in the business enterprise is one year from the date of licensing.

6.    Please describe, to the extent material to an understanding of the registrant, the need for any government approval of principal products or services, the effect of existing or probable governmental regulations on the business, and the costs and effects of compliance with environmental laws.  Please refer to Item 101(h)(4)(viii)-(xi) of Regulation S-K.  For example, we note your agreement to supply and install a 110kWh solar powered electricity generating system in Southern California.

Plan of Distribution, page 26

7.    We note your response to prior comment 13 and reissue such comment in part. The form of subscription agreement filed as Exhibit 99.1 and the form of warrant filed as Exhibit 99.2 appear to contemplate the sale of securities in an offering that is not registered under the Securities Act. Please advise.

Directors, Executive Officers and Corporate Governance, page 31

8.    We note your response to prior comment 14.  Please revise to clarify Daniel Claycamp's principal occupations and employment from 2018 through the present.  See Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 34

9.    We note your disclosure on page 28 regarding the voting rights of the Series A Convertible Preferred Stock.  Please provide the disclosure required by Item 403 of Regulation S-K with respect to such class of securities.

Note 2 - Summary of Significant Accounting Policies
Net income (loss) per common share, page 43

10.    We note your disclosure that for the year ended August 31, 2021 you excluded 207,000 and 623,225 potentially dilutive securities attributable to your Series B and Series C preferred stock from your calculation of earnings (loss) per common share because these potentially dilutive securities were anti-dilutive due to your net loss for the period.  You included this same disclosure in Note 2 on page 54 in your unaudited interim financial statements for the period ended November 30, 2021.  This disclosure is inconsistent with your disclosures in Note 7 on pages 45 and 56 of your filing where you disclose that the

conversion rights formerly attached to your Series B and Series C preferred stock expired in 2012.  Please revise as appropriate.

Exhibits

11.  Please obtain and file a revised opinion that clearly opines on the legality of the shares of common stock underlying the warrants, and which addresses whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement.  Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.  Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:    Carl P. Ranno, Esq.